UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Director

On July 11, 2025, Mr. Anthony E. Cassella, Jr., the director (the “Director”) of Vision Marine Technologies Inc. (the “Company”), notified the board of directors of the Company (the “Board”) of his decision to resign his position on the Board of the Company and as a member of the compensation committee of the Board, effective immediately. Mr. Cassella’s decision was not the result of any disagreement between Mr. Cassella and the Company on any matters relating to the Company’s operations, policies or practices. Due to the vacancy left by Mr. Cassella, the Board intends to fill the vacancy on the compensation committee of the Board.

Appointment of Officer; Expiration of Officer Contract

On July 16, 2025 the Company appointed Mr. Daniel Rathe to Chief Technical Officer of Company operations. On July 16, 2025 the Company also announced that in connection with Mr. Rathe’s appointment, Mr. Xavier Montagne, who previously served as Chief Operating Officer and Chief Technology Officer, concluded his service to the Company effective July 11, 2025.

Mr. Rathe has served in various technical leadership roles with the Company and, over the past two years, has coordinated technical operations, boat integrations, and testing of the Company's electric powertrain technology in Florida. Mr. Rathe will assume responsibility for technical operations and the integration and deployment of Vision Marine’s technology across the Company’s sales network. Mr. Rathe signed a Chief Technical Officer Employment Agreement on July 16, 2025, which is filed hereto as Exhibit 10.1. Pursuant to the Chief Technical Officer Employment Agreement, Mr. Rathe’s annual base salary is US$160,000 plus sales commissions and incentive bonuses related to patent filings. Mr. Rathe will also be eligible to participate in the Company’s other incentive compensation programs as may be provided to similarly-situated employees of the Company from time-to-time, including the Company’s stock option plan, as well as benefits as may be offered from time to time. The foregoing description is qualified by reference to the full text of the Chief Technical Officer Employment Agreement.

There are no familial relationships between Mr. Rathe and any other executive officer or director of the Company. There are no transactions in which Mr. Rathe has an interest requiring disclosure under Item 404(a) of Regulation S-K. Each of the Company’s executive officers is appointed to serve until his or her successor is duly appointed or he or she is removed or resigns from office.

Dan Rathe, age 36, brings over seven years of technical leadership experience in energy storage system integration and development, complemented by over a decade of entrepreneurial business management experience. During his tenure at Spear Power Systems LLC from 2018 to 2023, Mr. Rathe was rapidly placed in roles with increasing responsibility, establishing manufacturing operations, and serving as the Global Service Manager for maritime energy storage systems (“ESS”) up to 3MWh across international markets. He drove engineering changes from in-field feedback, leading ESS integration projects for high-profile customers, including the pair of flagship Maid of the Mist electric boats in Niagara Falls, NY. Mr. Rathe played a critical role in manufacturing process development, quality validation, and certification compliance for DNV-GL, ABS, and USCG classed vessels. His technical expertise encompasses high-voltage systems and advanced manufacturing standards, supported by specialized certifications in high voltage training and IPC-JSTD quality protocols. He holds a Bachelor of Science degree in Construction Management from Missouri State University.

General

The information contained in this Report on Form 6-K (excluding exhibit 99.1) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

On July 17, 2025, the Company announced the promotion of Daniel Rathe to Chief Technical Officer, and resignation of Anthony E. Cassella Jr. from the Board. A copy of the press release entitled, “Vision Marine Technologies Powers into Commercial Growth Phase, Appoints Daniel Rathe CTO of Operations” is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.

Exhibit Index

No.

10.1	Chief Technical Officer Employment Agreement by and between the Company and Mr. Daniel Rathe, dated July 16, 2025

99.1	Press Release issued by Vision Marine Technologies Inc. on July 16, 2025, entitled “Vision Marine Technologies Powers into Commercial Growth Phase, Appoints Daniel Rathe CTO of Operations”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: July 25, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer